SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

E2open Parent Holdings, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

29788T103
(CUSIP Number)

Elliott Investment Management, L.P.

360 S. Rosemary Ave, 18th Floor

West Palm Beach, FL 33401

with a copy to:

Eleazer Klein, Esq.
Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29788T103	Schedule 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Elliott Investment Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 27,250,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 27,250,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 27,250,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 29788T103	Schedule 13D	Page 3 of 8 Pages

Item 1.	SECURITY AND ISSUER

This statement relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of E2open Parent Holdings, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 9600 Great Hills Trail, Suite 300E, Austin, TX 78759.

Item 2.	IDENTITY AND BACKGROUND

(a)-(c) This statement is being filed by Elliott Investment Management L.P., a Delaware limited partnership (“EIM” or the “Reporting Person”), the investment manager of Elliott Associates, L.P., a Delaware limited partnership (“Elliott”) and Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International” and together with Elliott, the “Elliott Funds”), with respect to the shares of Class A Common Stock held by the Elliott Funds and/or their respective subsidiaries. Elliott Investment Management GP LLC, a Delaware limited liability company (“EIM GP”), is the sole general partner of EIM. Paul E. Singer (“Singer”) is the sole managing member of EIM GP.

EIM

The business address of EIM is 360 S. Rosemary Ave, 18th Floor, West Palm Beach, FL 33401.

The principal business of EIM is to act as investment manager for Elliott and Elliott International.

The name, business address, and present principal occupation or employment of the general partner of EIM is as follows:

NAME	ADDRESS	OCCUPATION

Elliott Investment Management GP LLC	360 S. Rosemary Ave, 18th Floor, West Palm Beach, FL 33401	General partner of EIM

EIM GP

The business address of EIM GP is 360 S. Rosemary Ave, 18th Floor, West Palm Beach, FL 33401.

The principal business of EIM GP is serving as a general partner of EIM.

The name, business address, and present principal occupation or employment of the managing member of EIM GP is as follows:

NAME	ADDRESS	OCCUPATION

Paul E. Singer	360 S. Rosemary Ave, 18th Floor West Palm Beach, FL 33401	Sole managing member of EIM GP

SINGER

Singer’s business address is 360 S. Rosemary Ave, 18th Floor, West Palm Beach, FL 33401.

Singer’s principal business is to serve as the sole managing member of EIM GP.

CUSIP No. 29788T103	Schedule 13D	Page 4 of 8 Pages

(d) and (e) During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Items 2(a)-(c) above. Singer is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 4 of the Schedule 13D is incorporated herein by reference.

The aggregate cost of the shares of Class A Common Stock reported herein is approximately $69,607,090.

The Reporting Person may effect purchases of the shares of Class A Common Stock through margin accounts maintained for the Elliott Funds with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in the shares of Class A Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the shares of Class A Common Stock.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Person believes the securities of the Issuer are undervalued and represent an attractive investment opportunity. The Reporting Person will seek to engage in a dialogue with the Issuer's Board of Directors (the “Board”) and/or management about strategic opportunities to maximize shareholder value, including transactions in which the Reporting Person may seek to participate and potentially engage in, as an acquirer, investor and/or financing source. The Reporting Person may also seek to communicate with shareholders and other third parties about such transactions.

The Reporting Person may consider, explore and/or develop plans and/or make proposals (whether preliminary or final) with respect to, among other things, potential changes in the Issuer's operations, management, organizational documents, composition of the Board, ownership, capital or corporate structure, sale transactions, dividend policy, strategy and plans. The Reporting Person intends to communicate with the Issuer's management and Board about, and may enter into negotiations and agreements with them regarding, the foregoing and a broad range of operational and strategic matters and to communicate with other shareholders or third parties, including potential acquirers, service providers and financing sources regarding the Issuer. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person may change its intentions with respect to any and all matters referred to in this item 4. It may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

CUSIP No. 29788T103	Schedule 13D	Page 5 of 8 Pages

The Reporting Person intends to review its investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Person may endeavor (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of the Common Stock. In addition, the Reporting Person may, at any time and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Class A Common Stock and percentage of shares of Class A Common Stock beneficially owned by the Reporting Person. The aggregate percentage of shares of Class A Common Stock reported beneficially owned by the Reporting Person is based upon 303,303,494 shares of Class A Common Stock outstanding as of October 5, 2023, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2023, filed by the Issuer with the Securities and Exchange Commission on October 10, 2023.

(b) See rows (7) through (10) of the cover page to this Schedule 13D for the shares of Class A Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The transactions in the shares of Class A Common Stock effected by EIM during the past sixty (60) days, which were all in the open market, are set forth on Schedule 1 attached hereto.

(d) No persons other than the Elliott Funds and/or their respective subsidiaries and EIM have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by EIM.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Elliott Funds have entered into notional principal amount derivative agreements (the “Derivative Agreements”) in the form of cash settled swaps with respect to an aggregate of 14,526,506 shares of Class A Common Stock of the Issuer (collectively representing economic exposure comparable to 4.8% of the shares of Class A Common Stock of the Issuer). The Derivative Agreements provide the Elliott Funds with economic results that are comparable to the economic results of ownership but do not provide them or the Reporting Person with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the “Subject Shares”). The Reporting Person disclaims beneficial ownership in the Subject Shares. The Reporting Person has combined economic exposure in the Issuer of approximately 13.8% of the shares of Class A Common Stock outstanding.

CUSIP No. 29788T103	Schedule 13D	Page 6 of 8 Pages

The Elliott Funds and/or their respective subsidiaries hold an aggregate of 1,681,466 shares of the Series B-2 common stock, par value $0.0001 per share, of the Issuer (“Series B-2 Common Stock”).  The Series B-2 Common Stock automatically converts, without any action by the holder, into Class A Common Stock on a one-for-one basis on the first day on which the volume weighted average price of the Class A Common Stock is equal to at least $15.00 (subject to adjustment for certain events) for twenty consecutive trading days.

Except as described herein, the Reporting Person has no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

CUSIP No. 29788T103	Schedule 13D	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: October 16, 2023

Elliott Investment Management L.P.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

CUSIP No. 29788T103	Schedule 13D	Page 8 of 8 Pages

SCHEDULE 1

Transactions in the Shares of Class A Common Stock of the Issuer by the Reporting Person During the Past Sixty (60) Days

The following table sets forth all transactions in the shares of Class A Common Stock effected during the past sixty (60) days by the Reporting Person. Except as noted below, all such transactions were effected in the open market through brokers and the price per share includes commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
09/15/2023	(1,750,000)	4.90
10/11/2023	1,000,000	2.20
10/11/2023	1,000,000	2.22
10/11/2023	584,679	2.29
10/11/2023	1,250,000	2.33
10/11/2023	3,674,400	2.37
10/11/2023	575,600	2.40
10/12/2023	250,000	2.52